SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2009, OR

\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Ireland Employees Share Ownership Plan, c/o Irish Pensions Trust Limited, 25/28 Adelaide Road, Dublin 2, Ireland.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

PROCTER & GAMBLE IRELAND EMPLOYEES
SHARE OWNERSHIP PLAN
Statements of Net Assets Available for Benefits as of June 30, 2009 and 2008,
Statements of Changes in Net Assets Available for Benefits for the Years Ended
June 30, 2009, 2008 and 2007, and Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2009, 2008 and 2007	3

Notes to Financial Statements for the Years Ended June 30, 2009, 2008 and 2007	4-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the Procter & Gamble Ireland Employees Share Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Ireland Employees Share Ownership Plan (“the Plan”) as of June 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for each of the three years ended June 30, 2009, 2008 and 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2009 and 2008, and the changes in net assets available for benefits for the years ended June 30, 2009, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte LLP

DELOITTE LLP
Newcastle upon Tyne, United Kingdom
September 29, 2009

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2009 AND 2008

	2009	2008
	€	€
ASSETS:
Investment in The Procter & Gamble Company common stock,
at fair value (107,409 shares at 30 June 2009, 82,666 shares at 30 June 2008)	3,907,334	3,184,051
Investment in The J.M. Smucker Company common stock, at fair value
(1 share at 30 June 2009, Nil shares at 30 June 2008)	35	-
Cash at bank and in hand	96,467	92,797
Due from The Procter & Gamble Company	97,356	111,614
Other debtors	2,931	771
Total assets	4,104,123	3,389,233

LIABILITIES:
Other creditors	(5,567)	(5,567)
Accrued administrative expenses	-	(12,178)
Distributions payable	(49,093)	(103,847)
Total liabilities	(54,660)	(121,592)

NET ASSETS AVAILABLE FOR BENEFITS	4,049,463	3,267,641

See notes to financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2009, 2008 AND 2007

	2009	2008	2007
	€	€	€
ADDITIONS (LOSSES):
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	(330,220)	(586,434)	68,357
Interest income	3,842	8,906	1,987
Dividend income	113,534	72,372	58,428
Total investment (loss) income	(212,844)	(505,156)	128,772
Contributions from participating Procter & Gamble
companies	673,507	636,380	483,261
Contributions from participants	673,507	636,380	483,261
Total contributions	1,347,014	1,272,760	966,522

Total additions	1,134,170	767,604	1,095,294

DEDUCTIONS:
Distributions and withdrawals to participants	(352,348)	(601,837)	(618,052)
Administrative expenses	-	(2,979)	(6,629)
Total deductions	(352,348)	(604,816)	(624,681)

NET INCREASE	781,822	162,788	470,613

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,267,641	3,104,853	2,634,240

End of year	4,049,463	3,267,641	3,104,853

See notes to financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2009, 2008 AND 2007

1.	PLAN DESCRIPTION

The following brief description of the Procter & Gamble Ireland Employees Share Ownership Plan (“Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General - The Plan is a share purchase plan established by Procter & Gamble (Manufacturing) Ireland Limited and Procter & Gamble Limited (“Companies”) to provide a means for eligible Irish employees to tax efficiently purchase shares in The Procter & Gamble Company (“Parent”). The Plan is administered by Mercer Limited who were appointed by the Trustees of the Plan and who hold the Plan assets on behalf of the Trustees of the Plan.

Contributions- Employees can contribute up to 2.5% of their base salary. The participating Procter & Gamble companies (see note 6) match all contributions by employees in full.

Distributions and Withdrawals - Participants may withdraw shares from the Plan at any time subject to the following Plan rules.  Participants who withdraw shares from the Plan within 3 years of purchase become liable for income tax.  Participants who withdraw shares from the Plan after 3 years can do so without attracting any income tax.

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participants’ contribution, the participating Procter & Gamble companies (see Note 6) matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant’s account.

Vesting - Participants are immediately vested in their contributions, the participating Procter & Gamble companies matching contributions and earnings.

Investments – Participants are only permitted to invest in The Procter & Gamble Company common stock and JM Smucker common stock. Any dividends on shares of Company common stock are separately payable to participants in accordance with the Plan agreement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Expenses of the Plan - Investment management expenses and all other fees and expenses are paid by the participating Procter & Gamble companies (see note 6).

Cash at Bank and In Hand – Amounts shown as cash at bank and in hand are uninvested funds held that are to be invested in The Procter & Gamble Company common stock and JM Smucker common stock in the following month.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates. The plan invests in The Procter & Gamble Company common stock and JM Smucker common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Income Recognition – Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Fair Value Measurements  -FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2
Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

All investments are measured following a level 1 valuation technique.

Net (Depreciation) Appreciation  in Fair Value of Investments - Realised and unrealised (depreciation) appreciation in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realised (depreciation) appreciation, or on the last day of the year for unrealised (depreciation) appreciation.

3.	INVESTMENTS

 The Plan’s investment in The Procter & Gamble Company and J M Smucker Company common stock experienced net (depreciation) appreciation in value as follows for the years ended June 30, 2009, 2008, and 2007:

2009	2008	2007
€	€	€

(330,220)	(586,434)	68,357

4.	TAX STATUS

The Irish Tax Authority has determined and informed the Companies that it is an approved Employee Share Scheme under Irish tax legislation.  Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2009 and 2008 and no provision for income taxes has been reflected in the accompanying financial statements.

5.	DISTRIBUTIONS PAYABLE

Distributions payable represent dividends and proceeds from disposals owed to participants and were €49,093 and €103,847 at June 30, 2009 and 2008, respectively. Dividends received by the Plan are separately payable to participants in accordance with the Plan agreement.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

6.      PARTICIPATING PROCTER & GAMBLE COMPANIES

The participating Procter & Gamble Companies are as follows:

•	Procter & Gamble (Manufacturing) Ireland Ltd;
•	Braun Oral-B Ireland Ltd;
•	Procter & Gamble Ltd;
•	Procter & Gamble (HABC) Ltd;
•	Procter & Gamble (L&CP) Ltd.

7.	RELATED PARTY TRANSACTIONS

At June 30, 2009 and 2008, the Plan held 107,409 and 82,666 shares respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of €5,020,151 and €3,907,539, respectively. Contributions from participating Procter & Gamble Companies of €673,507, €636,380 and €483,261 were recorded for the years ended June 30, 2009, 2008 and 2007 respectively. Amounts due from participating Procter & Gamble Companies of €97,356, €111,614 and €106,184 were recorded for the years ended June 30, 2009, 2008 and 2007 respectively. During the years ended June 30, 2009, 2008 and 2007, the Plan recorded dividend income from The Procter & Gamble Company common stock of €113,534, €72,372 and €58,428 respectively.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, on the 28th day of September, 2009.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

By: /s/ Peter Prost
    Peter Prost
    Director
    Irish Pensions Trust Limited,
    Corporate Trustee

  /s/ Richard Fox
    Richard Fox
    Irish Pensions Trust Limited,
    Corporate Trustee

EXHIBIT INDEX

Exhibit No.                          Page Number

    23        Consent of Deloitte LLP             9

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement Nos. 333-51219 and 333-108994 of The Procter & Gamble Company on Form S-8 of our report dated 29 September 2009, appearing in this Annual Report on Form 11-K of The Procter & Gamble Ireland Employees Share Ownership Plan for the year ended 30 June 2009.

/s/ DELOITTE LLP

DELOITTE LLP
Newcastle upon Tyne, United Kingdom
29 September 2009